UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

     (  )                            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                                       EXCHANGE ACT OF 1934

Commission file number 001-12696

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLANTRONICS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    PLANTRONICS, INC.
    345 Encinal Street
    Santa Cruz, California 95060

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        Plantronics, Inc. 401(k) Plan

Date:  June 24, 2008                                                                                                             By: /s/ Richard R. Pickard

                                                                                                               Richard R. Pickard
                                  Vice President, Legal and
                                     General Counsel
                              Plantronics, Inc. on behalf of the
                                  Plan Administrator of the
                                  Plantronics, Inc. 401(k) Plan

PLANTRONICS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
For the Year Ended December 31, 2007 and for the Period from April 2, 2006 to December 31, 2006

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule - Schedule of Assets (Held at End of Year)	12

Exhibit Index	13

Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Plantronics, Inc.
401(k) Plan

We have audited the financial statements of the Plantronics, Inc 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and for the year ended December 31, 2007 and for the period from April 2, 2006 to December 31, 2006, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 and for the period from April 2, 2006 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2008

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

Assets:
Investments, at fair value	$98,755,936	$81,168,435
Participant loans	1,809,616	1,669,847

Net assets available for benefits, at fair value	100,565,552	82,838,282

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	478,771	417,842

Net assets available for benefits	$101,044,323	$83,256,124

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Period From
	Year Ended	April 2, 2006 to
	December 31, 2007	December 31, 2006

Additions to net assets attributed to:
Investment income:
Dividends and interest	$773,030	$560,510
Net realized and unrealized appreciation
in fair value of investments	6,726,626	339,033

	7,499,656	899,543

Contributions:
Participants'	6,723,811	4,151,593
Employer's	3,945,355	2,392,334

	10,669,166	6,543,927

Total additions	18,168,822	7,443,470

Deductions from net assets attributed to withdrawals,
distributions, and administrative expenses	7,619,636	4,759,652

Total deductions	7,619,636	4,759,652

Net increase prior to transfers	10,549,186	2,683,818

Transfer of assets to the Plan	7,239,013	-

Net increase in net assets	17,788,199	2,683,818

Net assets available for benefits:
Beginning of period	83,256,124	80,572,306

End of period	$101,044,323	$83,256,124

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007
AND THE PERIOD FROM APRIL 2, 2006 TO DECEMBER 31, 2006

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Plantronics, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1968 by Plantronics, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan year - Effective April 2, 2006, the Plan’s year end was amended from the Company’s fiscal year end, which ends on the Saturday closest to March 31st, to a calendar year ending December 31st.

Administration - The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Massachusetts Mutual Life Insurance Company (MassMutual) to act as the custodian and to process and maintain the records of participant data and with Investors Bank and Trust Company (IBT) to act as the Plan trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to reduce future employer contributions, pay administrative expenses under the Plan, or restore accounts previously forfeited.

Investments - At December 31, 2007 and 2006, investments of the Plan were held by MassMutual and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, mutual funds and pooled separate accounts are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by MassMutual.  Participant loans are valued at cost, which approximates fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The statements of net assets available for benefits presents the adjustment of certain fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan’s Stable Value Blend consists primarily of an investment in the SF Guaranteed Fund and a money market pooled separate account and is valued at fair value.

The crediting interest rate on the SF Guaranteed Fund at December 31, 2007 and 2006 was 4%.  The average yield on the SF Guaranteed Fund was 4.8% for the year ended December 31, 2007 and 3.9% for the period April 2, 2006 to December 31, 2006.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated November 4, 2002.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board (“FASB”) issues Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements.  SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Management is currently evaluating what impact the adoption of SFAS 157 will have on the Plan’s financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by MassMutual.  Any purchases and sales of these investments are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.  In addition, the Plan holds shares of Company common stock, which also qualify as a party-in-interest investment.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation up to the amount allowable under the Plan document and current income tax regulations ..  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan has been amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes safe harbor matching contributions as defined in the Plan and as approved by the Board of Directors.  For the year ended December 31, 2007 and the period April 2, 2006 to December 31, 2006, the Company matched $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant’s eligible compensation.

The Company also makes safe harbor non-elective contributions as defined in the Plan and as approved by the Board of Directors.  For the year ended December 31, 2007 and the period April 2, 2006 to December 31, 2006, the Company made a contribution equal to 3% of the participant’s eligible compensation.  In addition, the Plan also allows for employer matching contributions and employer discretionary contributions; however, no such contributions have been made for the year ended December 31, 2007 and the period April 2, 2006 to December 31, 2006.

Vesting - Participants are immediately vested in their contributions, the safe harbor matching and employer discretionary contributions, and the employer matching contributions.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contributions.  Allocation of the Company’s contributions is based on eligible participant contributions or compensation, as defined in the Plan.

Payment of benefits - Upon retirement, death, or termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total vested benefits in a lump sum amount or in annual cash installments, as defined in the Plan.  For participant vested account balances that do not exceed $5,000 but are more than $1,000, the Plan provides for an automatic rollover of the vested account balance to an individual retirement plan, unless the participant elects a direct rollover to an eligible retirement plan or elects to receive a taxable distribution.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the participant’s vested balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2007 carry interest rates ranging from 5.0% to 11.5%.

NOTE 4 - INVESTMENTS

The number of shares of Plantronics, Inc. common stock in the Plantronics Stock Fund (the Fund) was 281,977 as of December 31, 2007 and 284,030 as of December 31, 2006.  The Fund is largely composed of Plantronics, Inc. common stock, purchased on the open market, with a fair value of approximately $7,331,000 and $6,021,000 at December 31, 2007 and 2006, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund was 431,648 and 435,348 at December 31, 2007 and 2006, respectively, and the net unit value was $16.98 and $13.83 at December 31, 2007 and December 31, 2006, respectively.

The following table presents the fair values of investments.  The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	December 31,
	2007	2006

SF Guaranteed Fund	$11,052,327	$13,852,744
Fidelity Contrafund	10,814,261	7,711,625
Select Indexed Equity Fund	10,363,233	10,135,994
OFI Premier Global	7,903,052	6,746,135
Davis New York Venture Fund	7,305,830	7,329,654
American Funds Growth Fund of America	6,217,326	3,968,617
AllianceBernstein International Growth Fund	5,825,287	3,269,389
PIMCO Total Return Fund	5,073,455	1,909,703
Plantronics, Inc. Common Stock	7,331,414	6,021,434
Other funds individually less than 5% of net assets	28,679,367	21,892,987

Net assets available for benefits, at fair value	$100,565,552	$82,838,282

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		Period From
	Year Ended	April 2, 2006 to
	December 31, 2007	December 31, 2006

Company common stock	$1,374,296	$(3,765,779)
Mutual funds	842,364	969,968
Pooled separate accounts	4,509,966	3,134,844

	$6,726,626	$339,033

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.  In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 6 – PLAN MERGER AND TRANSFER OF PLAN ASSETS

In August 2005, the Company acquired Altec Lansing Technologies, Inc.  As a result, in January 2007, assets totaling $7,239,013 were transferred from the Altec Lansing 401(k) Plan to the Plan.

NOTE 7 – SUBSEQUENT EVENTS

Effective January 1, 2008, all new eligible employees are automatically enrolled in the Plan.  For participants that do not elect to have the Company contribute their eligible pre-tax compensation, contributions start at a default of 3% on the first payroll after the completion of 45 days of services.  Participants not wanting to participate in the Plan must decline enrollment and change their deferral contribution to 0% before the first payroll following the completion of 45 days of service.  Participants have 90 days from the first contribution date to request withdrawl of contributions and related earnings otherwise the deferrals remain in the Plan until the occurrence of a distributable event.  All contributions are invested in the Fidelity Puritan fund for participants who do not actively choose investment options.

Effective March 31, 2009, participants will no longer be allowed to invest in the Plantronics Stock Fund (the Fund), which is largely composed of Plantronics, Inc. common stock, purchased on the open market and assigns units of participation to those participants with account balances in the Fund.

Supplemental Schedule

PLANTRONICS, INC.			EIN: 77-0207692
401(k) PLAN			PLAN #002

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	Massachusetts Mutual Life Insurance Company:

*	SF Guaranteed Fund	Guaranteed Investment Contract	$11,531,098
*	Select Indexed Equity Fund	Pooled Separate Account	10,363,233
*	Fidelity Contrafund	Pooled Separate Account	10,814,261
*	OFI Premier Global	Pooled Separate Account	7,903,052
*	Babson Capital Premier Money Market Fund	Pooled Separate Account	6,958,395
*	American Funds Growth Fund of America	Pooled Separate Account	6,217,326
*	AllianceBernstein International Growth Fund	Pooled Separate Account	5,825,287
*	PIMCO Total Return Fund	Pooled Separate Account	5,073,455
*	Select Mid Cap Growth II Fund	Pooled Separate Account	4,310,540
*	Wells Fargo Advantage Small Cap Disciplined Fund	Pooled Separate Account	2,145,644
*	Pioneer Cullen Value Fund	Pooled Separate Account	1,581,753
	Davis New York Venture Fund	Mutual Fund	7,305,830
	Fidelity Puritan Fund	Mutual Fund	3,755,584
	Jennison Small Company Fund	Mutual Fund	3,596,704
	Columbia Mid Cap Value Fund	Mutual Fund	3,235,274
	Phoenix Real Estate Securities Fund	Mutual Fund	1,285,817
*	Plantronics, Inc.	Common Stock	7,331,414
*	Participant loans	Interest rates ranging from 5.0% to 11.5%	1,809,616
	Holding Account	Holding Account	40

		Total	$101,044,323
*	Party-in-interest

EXHIBIT INDEX

Exhibit Number                               Description

23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Registered Public Accounting Firm